Exhibit 10.4

161 NW 6th Street, Suite 900 Miami, FL 33136

June 1, 2018

Mr. Jeff Swiatek

168 West 86th Street, Apt. 10C

New York, NY 10024

Dear Jeff,

It is with great pleasure that we extend to you an offer to join Brightline Management LLC (the “Company”), which is the employment company for Brightline Holdings LLC (“Holdings”) as Chief Financial Officer. In your position, you will report directly to the Company’s current President. We have provided below a summary of your employment offer:

Employment start date:	June 1, 2018 (the “Start Date”). Your employment will be contingent upon (1) possession of a valid proof of citizenship, legal residence or other authorization to work in the United States; and (2) successful completion of a background check and confirmation of employment history and any other pre-employment tests required by the Company to its satisfaction, including drug testing.

Initial base salary:	Annual salary of $350,000, payable in accordance with the regular payroll practices of the Company.

Annual bonus and equity awards:

Eligible for an annual cash bonus in a target amount equal to $400,000, such bonus amount, if any, to be determined based on performance targets to be established by the Company in consultation with you. Your annual bonus will be paid at the same time annual bonuses are paid to all eligible employees of the Company, which is expected to be in the first quarter of the subsequent year, but will be no later than March 15 of the subsequent year.

In addition, the Company is expected to establish an annual restricted stock unit award program, and you will be eligible for an annual RSU award in a target amount equal to $400,000, subject to meeting certain performance targets to be established by the Company in consultation with you. Specific award terms, including vesting, are expected to be established during fiscal 2018.

Initial equity awards:

As soon as practicable, and no later than 3 months following your Start Date, you will receive RSU grants equal to 817 shares of Holdings that will vest in 50% installments on each of the second and third anniversaries of your Start Date, provided that you are an active employee as of the applicable vesting date, further provided that in the event your employment is terminated without cause, you resign for good reason (each as defined below) or your employment terminates in connection with your death or disability prior to the third anniversary, an additional portion of any such RSUs that remain unvested will vest as of your termination date, with such portion equal to the number of RSUs that would have otherwise vested had you remained an active employee for 18 months after your termination date.

You will receive stock options, upon the completion of the Company’s initial public offering (“IPO”), exercisable for 4,085 common shares of Holdings and with an exercise price equal to the IPO stock price. Such stock options will vest on the same terms as the RSU grant described in the immediately preceding paragraph. Such stock options will have a ten-year term and will be exercisable for 90 days after your employment terminates due to your resignation without good reason, and will be exercisable for the remainder of the ten-year term after your employment is terminated without cause, you resign for good reason or your employment terminates in connection with your death or disability. Such stock options will be equitably adjusted to reflect certain changes in capitalization that affect the value of the shares, subject to compliance with applicable law. In the event the Company does not complete an IPO on or prior to March 31, 2019, then, instead of this proposed options award, the Company will, in lieu of such options grant, promptly grant you an RSU grant for 817 common shares on the same terms as the RSU grant described in the immediately preceding paragraph. Such RSUs will be entitled to dividend equivalents and will be equitably adjusted to reflect certain changes in capitalization that affect the value of the shares, subject to compliance with applicable law.

As of the date of this letter, Holdings had a total of 2,451,185 common shares outstanding.

The above equity awards, and any future equity awards, shall be subject to the terms and conditions of award agreements to be provided by the Company to you consistent with the terms herein.

Benefits:	You shall be entitled to participate in the Company’s group benefit plans for employees, including medical, dental, vision and life insurance, effective the first of the month following 45 days of employment. You shall be entitled to participate in the Company’s 401(k), short-term disability insurance and long-term disability insurance plans for employees effective the first of the month following 90 days of employment. You shall also have unlimited paid time off days as needed. Notwithstanding anything to the contrary contained in this letter agreement, the Company reserves the right to amend, modify of terminate (in whole or in part) any of its benefit plans at any time.

Location:	Your position will be located at the Company’s headquarters in Miami, Florida and you acknowledge and agree that you will generally work at the headquarters during normal business hours each week, subject to i) travel on behalf of and for the benefit of the Company as needed by the Company, ii) PTO and iii) occasional exceptions that do not reasonably impair the performance of your duties. The Company will reimburse you for your reasonable out-of-pocket moving and related expenses in an amount not to exceed $50,000. Examples of relocation expenses include but are not limited to the following: house hunting trips, flight costs between the Miami and NY/CT areas for yourself and your family members within the first twelve months, household moving expenses, cost associated with sale/purchase of primary residence, and housing cost in the Miami area within the first twelve months. Expense records/receipts must be obtained and submitted to the Human Resources Department for reimbursement.

Employment relationship:	Your employment with the Company is for an unspecified duration and is “at-will,” which means that either you or the Company may terminate your employment at any time, with or without cause. This letter agreement is not a contract or guarantee of employment for any certain length of time.

Severance:	If the Company terminates your employment without “cause” or your resign for “good reason” (“cause” defined to mean (i) your willful commission of any act that could reasonably be expected to injure the reputation, business, or business relationships of the Company, or a subsidiary or affiliate of the Company; (ii) your willful failure to comply with any lawful job-related directive from the Company’s President or CEO or board relating to your duties and responsibilities hereunder; (iii) your willful failure to substantially perform the duties set forth hereunder;) (iv) your plea of no contest or conviction of a felony (excluding DUI) or of any crime involving moral turpitude, fraud or misrepresentation; (v) your unreasonable failure to cooperate in an internal investigation; (vi) your violation of your common law duty of loyalty to the Company; (vii) your willful misconduct or gross neglect that causes material harm to the Company; (viii) your embezzlement, misappropriation, or fraud affecting the Company; (ix) your violation of the Company’s drug-free workplace policy; (x) your unauthorized disclosure of the Company’s confidential information; (xi) your excessive absenteeism or tardiness (not including absences or tardiness that occur as part of an authorized leave under the Company’s Family and Medical Leave Act Policy or as a result of an accommodation for a disability under the Americans with Disabilities Act); or (xii) your violation of the Company’s written policies and procedures applicable to employees that have been provided to you in advance of such violation, and which, in the case of clauses (i), (ii), (iii), (vii), (xi) and (xii), continues beyond 20 days after the Company has provided you written notice of such failure or breach, provided that such 20-day period shall not apply in the event of multiple violations of any of such clauses, and “good reason” defined to mean (i) a material diminution in your authorities, duties, responsibilities or position, (ii) a requirement that you report to anyone other than the CEO or the President, (iii) a material diminution in your annual base salary and/or target bonus, or (iv) any other action or inaction that constitutes a material breach of this letter agreement, and which, in the case of any of the foregoing, continues beyond 30 days after you have provided the CEO, President and Chief Operating Officer (to the extent such positions are filled at such time) of the Company written notice that you believe in good faith that such condition giving rise to such claim of good reason has occurred, which continuance beyond such 30 day-period shall result in the immediate and automatic termination of your employment, so long as such notice is provided within 30 days after the date you first have knowledge of the occurrence of the applicable condition, and you (1) execute a release of all claims provided by the Company and the applicable revocation period with respect thereto expires within any applicable waiting period provided for by applicable law, and (2) continue to comply with the Restrictive Covenant, then the Company will provide you with severance equal to (a) continued payment of the base salary in effect at the time of termination and in accordance with the Company’s normal payroll practices for twelve months following the termination date (provided that any installment that would have otherwise been paid prior to the full and irrevocable effectiveness of your executed release will instead be paid on the first normal payroll payment date following such effectiveness) and (b) an amount equal to a prorated portion of your target Annual Bonus, based on the portion of the calendar year of termination completed prior to your termination date, payable on the first normal payroll payment date following the full and irrevocable effectiveness of your executed release, in each case subject to “Section 409A” below.

No conflicts:	By signing this letter agreement, you hereby represent that you are not currently under any contractual obligation to work for another employer and that you are not restricted by any agreement or arrangement from entering into this letter agreement and performing your duties hereunder.

Restrictive Covenant:	In exchange for the consideration herein, you agree that you shall not, directly or indirectly, without the prior written consent of the Company, during your employment and for one year following the end of your employment, solicit, encourage, entice or induce to leave the employment of the Company or any of its affiliates, any employee or independent contractor thereof (or knowingly assist any other person in so soliciting, encouraging, enticing or inducing), or hire any person who has left the employment of or other working relationship with the Company or any of its affiliates during the immediately preceding one year period (provided that you shall not be restricted from making general solicitations of employment not directed at employees of the Company (including via the use of recruiting agencies that do not target employees of the Company) (the “Restrictive Covenant”).

Confidentiality:	You agree that during the period of your employment with the Company or any of its affiliates and thereafter, you will hold and keep confidential all secret and confidential information, knowledge or data relating to the Company and affiliates, and their respective businesses, including any confidential information as to customers of the Company and its affiliates (i) obtained by you during employment by the Company or its affiliates and (ii) not otherwise public knowledge or known within the applicable industry. You shall not, without prior written consent of the Company, unless compelled pursuant to the order of a court or other governmental or legal body having jurisdiction over such matter, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it. In the event you are compelled by order of a court or other governmental or legal body to communicate or divulge any such information, knowledge or data to anyone other than the foregoing, you will promptly notify the Company of any such order and will cooperate fully with the Company in protecting such information to the extent possible under applicable law. Upon termination of employment with the Company and its affiliates, or at any time as the Company may request, you will promptly deliver to the Company, as requested, all documents (whether prepared by the Company, an affiliate, you or a third party) relating to the Company, an affiliate or any of their businesses or property which you may possess or have under your direction or control other than documents provided to you as a participant in any employee benefit plan, policy or program of the Company or any agreement by and between you and the Company or any of its affiliates with regard to your employment or severance.

Section 409A

To the extent applicable, this letter agreement shall be interpreted in accordance with, and incorporate the terms and conditions required by, Section 409A (“Section 409A”) of the Internal Revenue Code of 1986, as amended (the “Code”).

Notwithstanding anything herein to the contrary: (i) no termination or other similar payments and benefits that constitute “nonqualified deferred compensation” within the meaning of Section 409A shall be payable unless your termination of employment constitutes a “separation from service” within the meaning of Section 1.409A-1(h) of the Department of Treasury Regulations; (ii) if you are deemed at the time of your separation from service to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code, to the extent delayed commencement of any portion of any termination or other similar payments and benefits to which you may be entitled hereunder (after taking into account all exclusions applicable to such payments or benefits under Section 409A) is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, such portion of such payments and benefits shall not be provided to you prior to the earlier of (x) the expiration of the six-month period measured from the date of your “separation from service” with the Company (as such term is defined in the Department of Treasury Regulations issued under Section 409A) and (y) the date of your death; provided that upon the earlier of such dates, all payments and benefits so deferred shall be paid in a lump sum to you, and any remaining payments and benefits due hereunder shall be provided as otherwise specified herein; (iii) the determination of whether you are a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code as of the time of your separation from service shall be made by the Company in accordance with the terms of Section 409A (including, without limitation, Section 1.409A-1(i) of the Department of Treasury Regulations and any successor provision thereto); (iv) to the extent that any installment payments under this letter agreement are deemed to constitute “nonqualified deferred compensation” within the meaning of Section 409A, for purposes of Section 409A (including, without limitation, for purposes of Section 1.409A-2(b)(2)(iii) of the Department of Treasury Regulations), each such payment that you may be eligible to receive under this Letter Agreement shall be treated as a separate and distinct payment; (v) to the extent that any reimbursements or corresponding in-kind benefits provided to you under this Letter Agreement (including the relocation and moving expense reimbursement) are deemed to constitute “deferred compensation” under Section 409A, such reimbursements or benefits shall be provided reasonably promptly, but in no event later than December 31 of the year following the year in which the expense was incurred, and in any event in accordance with Section 1.409A-3(i)(1)(iv) of the Department of Treasury Regulations; and (vi) the amount of any such payments or expense reimbursements in one calendar year shall not affect the expenses or in-kind benefits eligible for payment or reimbursement in any other calendar year, other than an arrangement providing for the reimbursement of medical expenses referred to in Section 105(b) of the Code, and your right to such payments or reimbursement of any such expenses shall not be subject to liquidation or exchange for any other benefit.

Notwithstanding anything set forth herein to the contrary, the Company makes no representation that any or all of the payments or benefits described in this letter agreement will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment or benefit.

Notwithstanding anything to the contrary in this letter agreement, to the extent that any payments of nonqualified deferred compensation (within the meaning of Section 409A) due under this letter agreement as a result of your termination of employment are subject to your execution and delivery of a release, (i) the Company shall deliver the release to you within 30 days following your termination date, (ii) if you fail to execute the release on or prior to the Release Expiration Date (as defined below) or timely revoke your acceptance of the release thereafter, you shall not be entitled to any payments otherwise conditioned on the release, and (iii) in any case where your termination date and the Release Expiration Date fall in two separate taxable years, any payments required to be made to you that are conditioned on the release and are treated as nonqualified deferred compensation for purposes of Section 409A shall be made in the later taxable year. “Release Expiration Date” shall mean the date that is 21 days following the date upon which the Company timely delivers the release to you, or, in the event that your termination of employment is “in connection with an exit incentive or other employment termination program” (as such phrase is defined in the Age Discrimination in Employment Act of 1967), the date that is 45 days following such delivery date. To the extent that any payments of nonqualified deferred compensation (within the meaning of Section 409A) due under this letter agreement as a result of your termination of employment are delayed pursuant to this paragraph and otherwise are not subject to further delay in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, such amounts, as applicable, shall be paid in a lump sum on (i) the first payroll date following the date that you execute, without revoking, the release and the applicable revocation period has expired (whichever date is later) or (ii) if the date of termination and the Release Expiration Date span two separate taxable years, the first payroll period to occur in the later taxable year.

Governing Law and Venue:	Any controversy or claim arising out of or relating to this letter agreement or the breach of this letter agreement that cannot be resolved by you and the Company, including any dispute as to the calculation of any payments hereunder, and the terms of this letter agreement, shall be construed, interpreted and governed in accordance with the laws of the State of Delaware, without regard to conflicts of laws principals thereof. Each of the parties irrevocably and unconditionally submits to the nonexclusive jurisdiction of the federal and state courts located in the State of Delaware for the purposes of any suit, action or other proceeding arising out of or relating to this letter agreement, any provision hereof or the breach, performance, enforcement, validity or invalidity of any provision hereof.

Counterparts:	This letter agreement may be executed on separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same agreement.

Entire agreement:	This letter agreement constitutes the final, complete, and exclusive embodiment of the entire agreement and understanding between the parties related to the subject matter hereof and except as otherwise explicitly set forth in this letter agreement, supersedes and preempts any prior or contemporaneous understandings, agreements, term sheets, prior drafts or representations by or between the parties, written or oral.

On behalf of the entire team, we look forward to your joining the Company.

Sincerely,

/s/ Patrick Goddard
Patrick Goddard
President
Brightline Management LLC

ACKNOWLEDGED AND ACCEPTED this 26th day of July, 2018

/s/ Jeff Swiatek
Jeff Swiatek